EXHIBIT 99.1

Write-down of book value of German primary aluminium plants

Hydro will write down the book value of its German primary aluminium plants by approximately NOK 1.5 billion after tax due to weakened competitiveness caused by the strengthened EUR versus USD, and increasing energy costs. The write-down will be charged to the fourth quarter results this year, and will have no cash effect.

The strengthening of the Euro versus US dollars puts European aluminium producers at a cost disadvantage in the global aluminium market. The current power contracts for Hydro's German primary aluminium plants expire end of 2005. Current power prices in Germany are significantly higher than in 2002, when these plants were acquired. Hydro then anticipated a significant increase in future power costs. However, based on the ongoing negotiations for renewal of the contracts, Hydro now expects an even higher increase than in 2002.

Based on this situation the expected future cash flows from the German primary aluminium plants, based in Euro, are not sufficient to support the present book value of these assets.

The assumptions used for the calculations are for the coming four years based on the forward curve for both the aluminium price and the USD/EUR currency ratio. For the longer term an aluminium price of USD 1,500 and a USD/EUR ratio of 1.14 are used. The power price assumptions reflect the current market level and outlook for the longer term.

The final write-down amount will be included in the fourth quarter 2004 results, and is expected to represent a charge to operating income of approximately NOK 2.4 billion. As a consequence of the write down, the applicable deferred taxes will be reduced by approximately NOK 0.9 billion.

Hydro has two fully-owned and one part-owned primary aluminium plants in Germany. Hydro Aluminium Neuss, with a production of 221,000 tonnes in 2003, is a key supplier of metal to Hydro's major rolled products units in Norf and Grevenbroich, and with operating costs on level with other European primary aluminium plants. Hydro Aluminium Stade had a production of 69,000 tonnes in 2003. Hydro also owns 33 percent of Hamburger Aluminium-Werk, where Hydro's share of the production volume in 2003 was 43,000 tonnes. The write-down applies to all three assets. After the write-down, the remaining book value is approximately NOK 900 million. Hydro will continue to evaluate the future competitive position of its German primary aluminium plants.

The acquisition of the German aluminium company VAW in 2002 gave Hydro a solid platform for further development of the company as one of the world's leading aluminium suppliers, with a value creation potential among the best in the industry. The acquisition contributed to broadening Hydro Aluminium's geographical reach, and strengthened the company's positions in several important market segments. A rapid and efficient integration process resulted in cost reductions better than targeted. This has made an important contribution to the performance improvements for Hydro Aluminium over the last couple of years.

Hydro is a Fortune 500 energy and aluminium supplier operating in more than 40 countries. The company are a leading offshore producer of oil and gas, the world's third-largest aluminium supplier and a leader in the development of renewable energy sources. Hydro's 36,000 employees create value by strengthening the viability of the customers and communities we serve.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2003 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Idar Eikrem
Telephone:(+47) 22 53 32 73
Cellular: (+47) 95 02 83 63
E-mail:   Idar.Eikrem@hydro.com

Thomas Knutzen
Telephone:+47 22539115
Cellular: +47 90612359
E-mail:   Thomas.Knutzen@hydro.com